

COL Capital Limited

(Incorporated in Bermuda with limited liability)

RECEIVED
2007 OCT -2 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No.: 82-03654

28 September 2007





07027030

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
U.S.A.

SUPPL

By Courier

Dear Sirs

COL CAPITAL LIMITED

We furnish herewith the following documents issued by COL Capital Limited, a company incorporated in Bermuda, pursuant to Rule 12g3-2(b)(iii) under the Securities and Exchange Act of 1934 for your kind attention:

1. Announcement dated 13 September 2007 (in English and in Chinese) which was uploaded to the website of The Stock Exchange of Hong Kong Limited and the Notification Announcement dated 13 September 2007 which was published in The Standard (in English) and Hong Kong Economic Times (in Chinese) on 14 September 2007 relating to the interim results for the six months ended 30 June 2007; and

2. 2 copies of 2007 Interim Report.

Parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the duplicate copy of this letter to us.

Yours faithfully
For and on behalf of
COL Capital Limited

PROCESSED
OCT 0 3 2007 E
THOMSON
FINANCIAL

Fung Ching Man, Ada
Company Secretary

Encls.

S:\COL\Interim\2007\Correspondence\ltr-SEC.doc

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2007

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2007 together with the comparative figures for the corresponding period in 2006 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditor, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	NOTES	Six months ended 30.6.2007 HK$'000 (unaudited)	30.6.2006 HK$'000 (unaudited)
Continuing operations:			
Turnover	3	**1,115,705**	512,376
Rental income		**2,294**	1,761
Dividend income from listed investments		**6,770**	10,409
Interest income from loan receivables		**6,497**	3,683
Net gain on investments	4	**572,584**	617,515
Other income		**15,494**	9,030
Administrative expenses		**(7,884)**	(22,834)
Other expenses		**(339)**	(532)
Finance costs	5	**(8,994)**	(3,225)
Fair value changes on investment properties		**14,707**	–
Share of profits of an associate		**609**	–
Gain on disposal of an associate		**–**	1,740
Profit before taxation		**601,738**	617,547
Taxation	6	**(62,769)**	(9,600)
Profit from continuing operations		**538,969**	607,947
Discontinued operation:			
Loss for the period from discontinued operation	7	**(1,548)**	(4,551)
Profit for the period	8	**537,421**	603,396
Attributable to:			
Equity holders of the Company		**528,424**	603,396
Minority interests		**8,997**	–
		537,421	603,396
Dividends recognised as distribution	9	**11,084**	11,425
Earnings per share	10		
From continuing and discontinued operations – Basic		**HK$1.88**	HK$2.06
From continuing operations – Basic		**HK$1.89**	HK$2.07

CONDENSED CONSOLIDATED BALANCE SHEET

	NOTES	**As at 30.6.2007 HK$'000 (unaudited)**	As at 31.12.2006 HK$'000 (audited)
Non-current assets			
Investment properties		**84,085**	81,589
Property, plant and equipment		**3,159**	4,712
Prepaid lease payments		**1,026**	2,424
Interest in an associate		**181,335**	–
Available-for-sale investments		**588,052**	557,375
Loan notes		**51,428**	50,476
Convertible bonds		**3,313**	6,626
		912,398	703,202
Current assets			
Inventories held for sale-finished goods		–	1,471
Investments held for trading		**2,467,464**	1,690,510
Debtors, deposits and prepayments	*11*	**109,330**	33,708
Loan receivables		**121,122**	123,598
Tax recoverable		**4,050**	3,543
Bank balances and cash		**53,107**	58,007
		2,755,073	1,910,837
Assets classified as held for sale		–	134,419
		2,755,073	2,045,256
Current liabilities			
Creditors, accrued charges and other payable	*12*	**134,719**	55,480
Customers' deposits and receipts in advance		**11,363**	31,283
Other borrowings		**444,336**	170,100
Taxation payable		**78,349**	15,657
		668,767	272,520
Liabilities associated with assets classified as held for sale		–	60,044
		668,767	332,564
Net current assets		**2,086,306**	1,712,692
		2,998,704	2,415,894
Capital and reserves			
Share capital		**2,766**	2,829
Reserves		**2,986,892**	2,396,218
Equity attributable to equity holders of the Company		**2,989,658**	2,399,047
Minority interests		**9,046**	16,847
Total equity		**2,998,704**	2,415,894

Notes:–

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2006 except as described below.

For acquisition of associates which involved successive share purchases for which the investment was previously accounted for at fair value with changes in fair value included in profit or loss, cumulative changes in the fair value of previously held ownership interests are reversed through profit or loss and retained profits respectively. The investee's profit or loss, changes in the investee's retained profits and other equity balances after each exchange transaction are included in the profit or loss, retained profits or the relevant reserves respectively to the extent that they relate to the previously held ownership interests.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – Int 7	Applying the restatement approach under HKAS29 Financial Reporting in Hyperinflationary Economies [2]
HK(IFRIC) – Int 8	Scope of HKFRS 2 [3]
HK(IFRIC) – Int 9	Reassessment of embedded derivatives [4]
HK(IFRIC) – Int 10	Interim financial reporting and impairment [5]

[1] *Effective for accounting periods beginning on or after 1st January 2007.*

[2] *Effective for accounting periods beginning on or after 1st March 2006.*

[3] *Effective for accounting periods beginning on or after 1st May 2006.*

[4] *Effective for accounting periods beginning on or after 1st June 2006.*

[5] *Effective for accounting periods beginning on or after 1st November 2006.*

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been made.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing costs [1]
HKFRS 8	Operating segments [1]
HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions [2]
HK(IFRIC) – Int 12	Service concession arrangements [3]

[1] *Effective for accounting periods beginning on or after 1st January 2009.*

[2] *Effective for accounting periods beginning on or after 1st March 2007.*

[3] *Effective for accounting periods beginning on or after 1st January 2008.*

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. BUSINESS INFORMATION

Business segments

The Group is currently organised into four main operating divisions – securities trading and investments, financial services, property investment and mobile phone distribution. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these business is presented below:

For the six months ended 30th June 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
Segment result	582,157	6,492	16,354	605,003	(3,199)	601,804
Unallocated other income				12,929	1,678	14,607
Unallocated corporate expenses				(7,809)	-	(7,809)
Share of profits of an associate				609	-	609
Finance costs				(8,994)	-	(8,994)
Profit before taxation				601,738	(1,521)	600,217
Taxation				(62,769)	(27)	(62,796)
Profit for the period				538,969	(1,548)	537,421

For the six months ended 30th June 2006

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	506,932	3,683	1,761	512,376	31,432	543,808
Segment result	633,168	3,950	(402)	636,716	(4,562)	632,154
Gain on disposal of an associate				1,740	–	1,740
Unallocated other income				1,463	11	1,474
Unallocated corporate expenses				(19,147)	–	(19,147)
Finance costs				(3,225)	–	(3,225)
Profit before taxation				617,547	(4,551)	612,996
Taxation				(9,600)	–	(9,600)
Profit for the period				607,947	(4,551)	603,396

4. NET GAIN ON INVESTMENTS

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Net realised (loss) gain on derivatives	(7,366)	4,609
Net realised gain on disposal of investments held for trading	117,368	135,882
Fair value changes on investments held for trading *(Note)*	463,178	454,535
Net realised (loss) gain on disposal of available-for-sale investments	(596)	26,450
Discount on early redemption of loan notes	–	(3,961)
	572,584	617,515

Note: Fair value changes on investments held for trading excludes fair value gain on the Group's 9.99% equity interest in Shanghai Allied Cement Limited ("SAC") from the beginning of the current financial period till 29th June 2007, the date when the Group obtained significant influence of SAC resulting from the additional acquisition of 17% equity interest in SAC.

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAXATION

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2007	30.6.2006	**30.6.2007**	30.6.2006	**30.6.2007**	30.6.2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
The current tax comprises:						
Hong Kong Profits Tax	**61,034**	9,600	**27**	–	**61,061**	9,600
Enterprise income tax in China	**1,735**	–	**–**	–	**1,735**	–
	62,769	9,600	**27**	–	**62,796**	9,600

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both periods except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

7. DISCONTINUED OPERATION

The Group ceased the business operation of mobile phone distribution in year 2007.

The results of the discontinued operation which represented the mobile phone distribution operation for the period were as follows:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Turnover	**7,681**	31,432
Cost of sales	**(8,072)**	(28,867)
Other income	**1,678**	11
Distribution expenses	**(1,050)**	(2,424)
Administrative and other expenses	**(1,758)**	(1,116)
Allowance for bad and doubtful debts	**–**	(3,587)
Loss before taxation	**(1,521)**	(4,551)
Taxation	**(27)**	–
Loss for the period	**(1,548)**	(4,551)

8. PROFIT FOR THE PERIOD

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2007	30.6.2006	**30.6.2007**	30.6.2006	**30.6.2007**	30.6.2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Profit for the period has been arrived at after charging (crediting):						
Staff costs including directors' emoluments	**3,021**	15,719	**945**	1,719	**3,966**	17,438
(Reversal) write-down of inventories	**–**	–	**(1,117)**	3,587	**(1,117)**	3,587
Depreciation and amortisation	**144**	218	**311**	93	**455**	311
Interest income	**(4,974)**	(8,436)	**(33)**	(31)	**(5,007)**	(8,467)

9. DIVIDENDS

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Dividend recognised as distribution – HK$0.04 per share (2006: HK$0.04)	**11,084**	11,425
Interim dividend, proposed – HK$0.01 per share (2006: HK$0.01)	**2,762**	2,855

10. EARNINGS PER SHARE

From continuing and discontinued operations

The calculation of the basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share attributable to the equity holders of the Company	**528,424**	603,396
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**280,790,340**	293,554,554

From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Earnings for the period attributable to equity holders of the Company	528,424	603,396
Add: Loss for the period from discontinued operation	1,548	4,551
Earnings for the purposes of basic earnings per share from continuing operations	529,972	607,947

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

Basic loss per share for the discontinued operation is HK$0.006 per share (2006: HK$0.016 per share). The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,548,000 (2006: loss for the period of HK$4,551,000) attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2007	31.12.2006
	HK$'000	*HK$'000*
Within 90 days	**2,790**	4,392
91 - 180 days	**2,755**	992
181 - 360 days	**2,266**	258
Over 360 days	**259**	-
	8,070	5,642
Other debtors, deposits and prepayments	**101,260**	28,066
	109,330	33,708

12. CREDITORS, ACCRUED CHARGES AND OTHER PAYABLE

An aged analysis of trade creditors is as follows:

	30.6.2007	31.12.2006
	HK$'000	*HK$'000*
Trade creditors due within 90 days	**-**	1,008
Other creditors, accrued charges and other payable	**134,719**	54,472
	134,719	55,480

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 per share (2006: HK$0.01), amounting to approximately HK$2,762,000 (2006: HK$2,855,000) to shareholders whose names appear on the Register of Members of the Company on 18th October 2007. Dividend warrants are expected to be dispatched on or before 5th November 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 16th October 2007 to Thursday, 18th October 2007, both days inclusive, during which no share transfer will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the six months ended 30th June 2007, the Group's turnover increased by 117.8% to HK$1,115,705,000 (2006: HK$512,376,000) and net profit attributable to shareholders decreased by 12.4% to HK$528,424,000 (2006: HK$603,396,000). The earnings per share of the Company decreased by 8.7% to HK$1.88 (2006: HK$2.06).

As at 30th June 2007, the Group's net asset value per share increased by 45.9% to HK$10.80 (2006: HK$7.40).

REVIEW OF OPERATIONS

For the first half of 2007, the Group's business in trading and investment in financial securities recorded a turnover of HK$1,106,914,000 (2006: HK$506,932,000) and achieved a profit of HK$582,157,000 (2006: HK$633,168,000). The major profit contribution were from realized and unrealized gain on investments of HK$572,584,000 (2006: HK$617,515,000) and dividend income from listed investments of HK$6,770,000 (2006: HK$10,409,000). Following the upward trend of 2006, the global financial markets continued to rally in the first half of 2007 and amidst this buoyant investor sentiment, the Group took the opportunity to realize part of its trading portfolio of listed shares, including shares of Allied Group Limited and Mulpha International Limited.

The Group's money lending business recorded a turnover of mainly interest income of HK$6,497,000 (2006: HK$3,683,000) and a profit of HK$6,492,000 (2006: HK$3,950,000) during the period under review. As at 30th June 2007, the Group's loan portfolio amounted to HK$121,122,000 (2006: HK$101,219,000).

Of the Group's investment properties located in Hong Kong and China, a turnover of HK$2,294,000 (2006: HK$1,761,000) and a profit of HK$16,354,000 (2006: Loss of HK$402,000) was achieved, mainly due to the gain of HK$14,707,000 from fair value changes upon the disposal of interest in an investment property located at Buji Town in Shenzhen, China for a consideration to RMB102,550,000. As at 30th June 2007, the Group's investment properties portfolio amounted to HK$84,085,000 (2006: HK$55,619,000).

The Group's mobile handset distribution business had persistently showed losses in recent years. With no positive prospect of improvement in sight and in order to avoid further losses, the Group decided to discontinue the operations and the cessation of this business was effected in March 2007.

On 9th May 2007, the Group entered into a placing agreement to acquire 124 million shares of Shanghai Allied Cement Limited ("SAC"), representing approximately 17% of SAC's issued share capital, for an aggregate consideration of about HK$87.8 million. Following the completion of the placing, the Group's shareholding in SAC has increased to approximately 27%, making SAC an associate of the Group. SAC is an investment holding company and through its subsidiaries ("the SAC Group") engages in the manufacture and distribution of clinker, cement and slag powder.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 30th June 2007, the Group's non current assets consisted mainly of investment properties of HK$84,085,000 (2006: HK$55,619,000); property, plant and equipment of HK$3,159,000 (2006: HK$4,229,000); prepaid lease payments of HK$1,026,000 (2006: HK$2,453,000), interest in an associate of HK$181,335,000 (2006: Nil) and long term investments of HK$642,793,000 (2006: HK$490,967,000). These non-current assets were principally financed by shareholders' funds. As at 30th June 2007, the Group had net current assets of HK$2,086,306,000 (2006: HK$1,589,569,000) and current ratio of 4.1 times (2006: 7.2 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments and securities brokers house deposit. As at 30th June 2007, the Group had borrowings of HK$444,336,000 (2006: HK$162,404,000) and a gearing ratio of 13.1% (2006: 5.0%), calculated on the basis of the Group's net borrowings (after bank balances and cash) over shareholders' fund.

During the first half of 2007, the issued share capital of the Company was further reduced from HK$2,828,835 to HK$2,766,435 as a result of the repurchase of 6,240,000 (2006: 11,856,000) shares, with par value HK$0.01 each, for an aggregate consideration of HK$29,089,800 (2006: HK$35,849,440).

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, Taiwan Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar, RMB and Malaysian Ringgit denominated assets and transactions. As the exchange rates of the Taiwan Dollar were relatively stable during the period, the Group was not materially affected by its exposure to these currencies.

CHARGE ON GROUP ASSETS

As at 30th June 2007, the Group's investment properties, investments held for trading, available-for-sale investments, bank balances and cash, and securities brokers house deposit with respective carrying values of HK$26,640,000 (2006: HK$22,100,000), HK$2,352,959,000 (2006: HK$1,183,168,000), HK$175,321,000 (2006: HK$45,369,000) and nil (2006: HK$10,702,000) and HK$199,000 (2006: nil) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 14 employees as at 30th June 2007 (2006: 33). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

The recent volatility experienced by the global financial markets has adversely affected the investment environment. The concerns about the well-being of the US economy continue to influence investor sentiments as the contagious effect of the sub-prime mortgage debt delinquency has led to other problems like the tightening of liquidity, slow-down in economic growth and even the possibility of recession. It will be very challenging for the Group in the second half of the year to sustain a satisfactory performance. Nevertheless, as a value investor, the Group will constantly review and adjust its investment strategies and investment portfolio for improvement and will continue in seeking and identifying undervalued investment and business opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

In line with the above strategy, on 11th July 2007, the Group entered into a sale and purchase agreement to acquire 40% of the entire issued share capital of Printronics Electronics Limited ("PEL") for an aggregate consideration of approximately HK$181.8 million. Following the completion of the transaction on 18th July 2007, PEL became an associate of the Group. PEL is an investment holding company and is the registered and beneficial owner of 41,319,704 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

On 26th July 2007, SAC Group entered into a conditional agreement (the "Conditional Agreement") to purchase the entire issued share capital of a company engaged in the business of gold mining in China. The consideration under the Conditional Agreement will be settled by both cash and new shares of SAC. SAC is in the process of preparing an announcement to comply with the requirements under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and will issue such announcement in due course. The Group believes that this acquisition represents a good opportunity for the SAC Group to develop its investment and business in the natural resources sector and will enable the SAC Group to increase its earnings by diversifying into the potentially profitable gold mining business in China, which, in turn, will enhance the value for the Group's shareholders.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased a total of 6,240,000 ordinary shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") in the range from HK$3.15 to HK$6.55 for a total consideration of HK$29,089,800. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the six months ended 30th June 2007.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiry with all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30th June 2007.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Group for the six months ended 30th June 2007 containing all the information as required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website and the Company's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 13th September 2007

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Zhang Jian as independent non-executive directors.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:383)

截至二零零七年六月三十日止 六個月之中期業績公佈

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈,本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月之未經審核綜合業績,連同二零零六年度同期之比較數字如下。綜合中期財務報表並未經審核,但已經本公司之核數師德勤•關黃陳方會計師行按照香港審閱委聘準則第2410號「由實體獨立核數師執行中期財務資料審閱工作」作出審查,及經本公司之審核委員會審查。

簡明綜合收益表

		截至六月三十日止六個月	
		二零零七年	二零零六年
	附註	*千港元*	*千港元*
		(未經審核)	(未經審核)
持續經營業務:			
營業額	*3*	**1,115,705**	512,376
租金收入		**2,294**	1,761
上市投資之股息收入		**6,770**	10,409
應收貸款之利息收入		**6,497**	3,683
投資之溢利淨額	*4*	**572,584**	617,515
其他收入		**15,494**	9,030
行政支出		**(7,884)**	(22,834)
其他支出		**(339)**	(532)
融資成本	*5*	**(8,994)**	(3,225)
投資物業之公允價值變動		**14,707**	–
應佔一間聯營公司之業績		**609**	–
出售一間聯營公司之溢利		**–**	1,740

* *僅供識別*

	附註	截至六月三十日止六個月 二零零七年 *千港元* （未經審核）	 二零零六年 *千港元* （未經審核）
除税前溢利		**601,738**	617,547
税項支出	*6*	**(62,769)**	(9,600)
來自持續經營業務之溢利		**538,969**	607,947
已終止經營業務：			
來自已終止經營業務之期內虧損	*7*	**(1,548)**	(4,551)
期內溢利	*8*	**537,421**	603,396
以下應佔：			
本公司權益持有人		**528,424**	603,396
少數股東權益		**8,997**	–
		537,421	603,396
已確認分派之股息	*9*	**11,084**	11,425
每股盈利	*10*		
來自持續及已終止經營業務			
一基本		**1.88港元**	2.06港元
來自持續經營業務			
一基本		**1.89港元**	2.07港元

簡明綜合資產負債表

	附註	二零零七年 六月三十日 千港元 （未經審核）	二零零六年 十二月三十一日 千港元 （已審核）
非流動資產			
投資物業		**84,085**	81,589
物業、廠房及設備		**3,159**	4,712
預付租賃款項		**1,026**	2,424
於一間聯營公司之權益		**181,335**	–
可供出售投資		**588,052**	557,375
貸款票據		**51,428**	50,476
可轉換債券		**3,313**	6,626
		912,398	703,202
流動資產			
持作出售之存貨－製成品		–	1,471
持作買賣之投資		**2,467,464**	1,690,510
應收賬項、按金及預付款項	*11*	**109,330**	33,708
應收貸款		**121,122**	123,598
可收回稅項		**4,050**	3,543
銀行結餘及現金		**53,107**	58,007
		2,755,073	1,910,837
分類為待售之資產		–	134,419
		2,755,073	2,045,256
流動負債			
應付賬項、應計費用及其他應付款項	*12*	**134,719**	55,480
客戶訂金及預收款項		**11,363**	31,283
其他借貸		**444,336**	170,100
應付稅項		**78,349**	15,657

	附註	二零零七年 六月三十日 千港元 （未經審核）	二零零六年 十二月三十一日 千港元 （已審核）
		668,767	272,520
分類為待售資產之相關負債		**–**	60,044
		668,767	332,564
流動資產淨值		**2,086,306**	1,712,692
		2,998,704	2,415,894
資本及儲備			
股本		**2,766**	2,829
儲備		**2,986,892**	2,396,218
本公司權益持有人應佔之權益		**2,989,658**	2,399,047
少數股東權益		**9,046**	16,847
權益總額		**2,998,704**	2,415,894

附註：

1. 編製基準

簡明財務報表乃按照香港會計師公會（「香港會計師公會」）所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以重估價值或公允價值計量外，本簡明綜合財務報表乃按歷史成本為編製基礎。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零六年十二月三十一日止年度財務報表所採用的一致。

就涉及購買大量股份而有關投資過往以公平值列賬且公平值變動計入損益中之聯營公司收購事項，過往持有之擁有權權益之累計公平值變動乃分別透過損益及保留溢利撥回。於各項交換交易後，投資公司之損益、投資公司之保留溢利變動及其他股本結餘會分別計入損益、保留溢利或相關之儲備中，以與過往持有之擁有權權益相關者為限。

在本中期期間，本集團首次採納香港會計師公會頒佈之下列新準則、修訂及詮釋（「新香港財務報告準則」），該等新準則於本集團二零零七年一月一日開始之財政年度生效。

香港會計準則第1號（經修訂）	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際財務報告詮釋委員會）— 詮釋第7號	採用香港會計準則第29號之重列方式－在惡性通脹經濟環境下之財務報告[2]
香港（國際財務報告詮釋委員會）— 詮釋第8號	香港財務報告準則第2號之範圍[3]
香港（國際財務報告詮釋委員會）— 詮釋第9號	重估嵌入式衍生工具[4]
香港（國際財務報告詮釋委員會）— 詮釋第10號	中期財務報告及減值[5]

[1] *於二零零七年一月一日或之後開始之會計期間生效。*
[2] *於二零零六年三月一日或之後開始之會計期間生效。*
[3] *於二零零六年五月一日或之後開始之會計期間生效。*
[4] *於二零零六年六月一日或之後開始之會計期間生效。*
[5] *於二零零六年十一月一日或之後開始之會計期間生效。*

採納新香港財務報告準則對本集團本會計期間或過往會計期間之業績或財務狀況並無重大影響，因而毋須作出過往期間調整。

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂準則或詮釋。

香港會計準則第23號（修訂）	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港（國際財務報告詮釋委員會）一詮釋第11號	香港財務報告準則第2號：集團及庫存股份交易[2]
香港（國際財務報告詮釋委員會）一詮釋第12號	服務經營權安排[3]

[1] *於二零零九年一月一日或之後開始之會計期間生效。*

[2] *於二零零七年三月一日或之後開始之會計期間生效。*

[3] *於二零零八年一月一日或之後開始之會計期間生效。*

本公司董事預期，採用該等準則或詮釋對本集團業績及財務狀況並無任何重大影響。

3. 業務資料

業務分項

本集團現時分為四大營運業務，分別是證券買賣及投資、財務服務、物業投資和流動電話分銷。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零七年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
分項業績	582,157	6,492	16,354	605,003	(3,199)	601,804
未分攤之其他收入				12,929	1,678	14,607
未分攤之公司支出				(7,809)	–	(7,809)
應佔一間聯營公司之業績				609	–	609
融資成本				(8,994)	–	(8,994)
除稅前溢利				601,738	(1,521)	600,217
稅項支出				(62,769)	(27)	(62,796)
期內溢利				538,969	(1,548)	537,421

截至二零零六年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	506,932	3,683	1,761	512,376	31,432	543,808
分項業績	633,168	3,950	(402)	636,716	(4,562)	632,154
出售一間聯營公司之溢利				1,740	–	1,740
未分攤之其他收入				1,463	11	1,474
未分攤之公司支出				(19,147)	–	(19,147)
融資成本				(3,225)	–	(3,225)
除稅前溢利				617,547	(4,551)	612,996
稅項支出				(9,600)	–	(9,600)
期內溢利				607,947	(4,551)	603,396

4. **投資之溢利淨額**

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
衍生工具之已變現(虧損)溢利淨額	(7,366)	4,609
出售持作買賣之投資之已變現溢利淨額	117,368	135,882
持作買賣之投資按公允價值之變動 *(附註)*	463,178	454,535
出售可供出售投資之已變現(虧損)溢利淨額	(596)	26,450
提早購回貸款票據之折扣	–	(3,961)
	572,584	617,515

附註: 持作買賣之投資按公允價值之變動並不包括本集團持有9.99%權益之上海聯合水泥股份有限公司(「上聯水泥」)由本財務期間之最初至二零零七年六月二十九日(此日期為本集團額外收購上聯水泥17%權益而引致本集團於上聯水泥獲得重要性影響)之公允價值之變動溢利。

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

6. 稅項支出

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本期稅項包括：						
香港利得稅	61,034	9,600	27	–	61,061	9,600
中國企業所得稅	1,735	–	–	–	1,735	–
	62,769	9,600	27	–	62,796	9,600

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國企業所得稅乃根據本期間及上期間之估計應課稅溢利按33.3%之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。

7. 已終止經營業務

本集團於二零零七年停止流動電話分銷之運作。

關於已終止經營業務之期內業績（即流動電話分銷運作）如下：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
營業額	7,681	31,432
銷售成本	(8,072)	(28,867)
其他收入	1,678	11
分銷成本	(1,050)	(2,424)
行政及其他支出	(1,758)	(1,116)
呆壞賬準備	–	(3,587)
除稅前虧損	(1,521)	(4,551)
稅項支出	(27)	–
期內虧損	(1,548)	(4,551)

8. 期內溢利

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
期內溢利已扣除(撥回):						
員工成本,包括董事酬金	**3,021**	15,719	**945**	1,719	**3,966**	17,438
(撤銷)存貨減值	**-**	–	**(1,117)**	3,587	**(1,117)**	3,587
折舊及攤銷	**144**	218	**311**	93	**455**	311
利息收入	**(4,974)**	(8,436)	**(33)**	(31)	**(5,007)**	(8,467)

9. 股息

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
已確認分派之股息-每股0.04港元(二零零六年:0.04港元)	**11,084**	11,425
建議中期股息-每股0.01港元(二零零六年:0.01港元)	**2,762**	2,855

10. 每股盈利

<u>來自持續及已終止經營業務</u>

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算:

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔計算每股基本盈利所依據之盈利	**528,424**	603,396
	股份數目	股份數目
計算每股基本盈利所依據之普通股份加權平均數	**280,790,340**	293,554,554

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔期內盈利	**528,424**	603,396
加：來自已終止經營業務期內虧損	**1,548**	4,551
計算每股來自持續經營業務基本盈利所依據之盈利	**529,972**	607,947

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

已終止經營業務之每股基本虧損為0.006港元（二零零六年：每股0.016港元）。本公司權益持有人應佔計算每股來自已終止經營業務之基本虧損乃根據期內之虧損1,548,000港元（二零零六年：期內虧損4,551,000港元）及以上計算每股基本盈利之單位。

11. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零七年 六月三十日	二零零六年 十二月三十一日
	千港元	*千港元*
90日內	**2,790**	4,392
91－180日	**2,755**	992
181－360日	**2,266**	258
360日以上	**259**	–
	8,070	5,642
其他應收賬項、按金及預付款項	**101,260**	28,066
	109,330	33,708

12. 應付賬項、應計費用及其他應付款項

以下為應付貿易賬項之賬齡分析：

	二零零七年 六月三十日 *千港元*	二零零六年 十二月三十一日 *千港元*
90日內之應付貿易賬項	–	1,008
其他應付賬項、應計費用及其他應付款項	**134,719**	54,472
	134,719	55,480

中期股息

董事向於二零零七年十月十八日名列本公司股東名冊之股東宣派每股0.01港元（二零零六年：0.01港元）合共約為2,762,000港元（二零零六年：2,855,000港元）之中期股息。股息單預計於二零零七年十一月五日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零七年十月十六日（星期二）至二零零七年十月十八日（星期四）（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。

管理層討論及分析

財務業績

截至二零零七年六月三十日止六個月，本集團之營業額上升117.8%至1,115,705,000港元（二零零六年：512,376,000港元），本公司股東應佔溢利淨額下跌12.4%至528,424,000港元（二零零六年：603,396,000港元）。本公司每股盈利下跌8.7%至1.88港元（二零零六年：2.06港元）。

於二零零七年六月三十日，本集團之每股淨資產值增加45.9%至10.80港元（二零零六年：7.40港元）。

業務回顧

於二零零七年上半年，本集團之金融證券買賣及投資業務錄得營業額1,106,914,000港元（二零零六年：509,932,000港元）及溢利582,157,000港元（二零零六年：633,168,000港元）。此業務之主要溢利來源為投資之已變現及未變現收益572,584,000港元（二零零六年：617,515,000港元）及上市投資之股息收入6,770,000港元（二零零六年：10,409,000港元）。乘著二零零六年之上升勢頭，全球金融市場於二零零七年上半年持續上揚，本集團亦趁著此利好投資氣氛將部份上市股份投資組合變現而獲利，其中包括聯合集團有限公司及Mulpha International Limited之股份。

於回顧期間內，本集團放債業務之營業額（主要為利息收入）為6,497,000港元（二零零六年：3,683,000港元），溢利則為6,492,000港元（二零零六年：3,950,000港元）。於二零零七年六月三十日，本集團之貸款組合為121,122,000港元（二零零六年：101,219,000港元）。

本集團在香港及中國之投資物業錄得營業額2,294,000港元（二零零六年：1,761,000港元），以及溢利16,354,000港元（二零零六年：虧損402,000港元），主要來自以總代價人民幣102,550,000元出售一項位於中國深圳市布吉鎮之投資物業之公平值變動收益14,707,000港元。於二零零七年六月三十日，本集團之投資物業組合為84,085,000港元（二零零六年：55,619,000港元）。

本集團流動電話分銷業務近年一直錄得虧損。鑒於並無跡象顯示前景會有所改善，為避免蒙受進一步虧損，本集團決定終止經營是項業務，而有關業務已於二零零七年三月起終止經營。

於二零零七年五月九日，本集團訂立一項配售協議，以總代價約87,800,000港元收購上海聯合水泥股份有限公司（「上聯水泥」）124,000,000股股份，佔上聯水泥已發行股本約17%。於配售事項完成後，本集團於上聯水泥之持股量增加至約27%，使上聯水泥成為本集團之聯營公司。上聯水泥為一間投資控股公司，並透過其附屬公司（「上聯水泥集團」）從事製造及分銷熟料、水泥及礦渣粉業務。

財務資源、借貸、股本結構及滙率波動之風險

本集團持續保持穩健之財務狀況。於二零零七年六月三十日，本集團之非流動資產主要包括84,085,000港元（二零零六年：55,619,000港元）之投資物業；3,159,000港元（二零零六年：4,229,000港元）之物業、廠房及設備；1,026,000港元（二零零六年：2,453,000港元）之預付租賃款項；181,335,000港元（二零零六年：無）之於一間聯營公司之權益；及642,793,000港元（二零零六年：490,967,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零七年六月三十日，本集團之流動資產淨值為2,086,306,000港元（二零零六年：1,589,569,000港元）及4.1倍（二零零六年：7.2倍）之流動比率，此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸，須於一年內償還，並以若干投資物業、持作買賣之投資、可供出售投資，證券經紀行存款作為抵押。於二零零七年六月三十日，本集團之借貸為444,336,000港元（二零零六年：162,404,000港元）及資產負債率為13.1%（二零零六年：5.0%），此乃按本集團之借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於二零零七年上半年，本集團以總代價29,089,800港元（二零零六年：35,849,440港元）回購本公司6,240,000股（二零零六年：11,856,000股）股份（每股面值0.01港元），引致本公司之已發行股本由2,828,835港元下降至2,766,435港元。

於回顧期內，本集團之資產、負債及交易均主要以港元、澳元、人民幣、新台幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元、人民幣及馬來西亞林吉特為單位之資產及交易並無對冲風險。基於新台幣於期內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零七年六月三十日，本集團分別以名下賬面值26,640,000港元（二零零六年：22,100,000港元）、2,352,959,000港元（二零零六年：1,183,168,000港元）、175,321,000港元（二零零六年：45,369,000港元）、無（二零零六年：10,702,000港元）及199,000港元（二零零六年：無）之投資物業、持作買賣之投資、可供出售投資、銀行結餘及現金及證券經紀行存款作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零七年六月三十日，本集團僱用14名僱員（二零零六年：33名）。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

全球金融市場近期反覆不定，對投資環境造成負面影響。次按問題所帶來之連鎖效應已衍生出其他問題，如流動資金收緊、經濟增長放緩，甚或會出現經濟衰退，在市場憂心美國經濟健康之情況下，投資者之投資意欲繼續受到影響。本集團於本年度下半年繼續取得滿意表現將具相當挑戰性。儘管如此，作為明智之投資者，本集團將定期審閱投資策略及投資組合，並作出調整以獲得改善，並將於中國、香港及亞太地區尋找及確認被低估之投資及商機，以提升股東之價值。

為配合上述策略，本集團於二零零七年七月十一日訂立買賣協議，以總代價約181,800,000港元收購普林電子有限公司(「普林電子」)全部已發行股本之40%。於二零零七年七月十八日完成有關交易後，普林電子已成為本集團之聯營公司。普林電子為一間投資控股公司，並為天津普林電路股份有限公司(「普林電路」)41,319,704股繳足股款股份之登記及實益擁有人，佔普林電路股本約21.01%。普林電路為一間於中國註冊成立之公司，其股份於深圳證券交易所以「A」股上市。普林電路之主要業務為製造及銷售印刷電路板。

於二零零七年七月二十六日，上聯水泥集團訂立一項有條件協議(「有條件協議」)購買一間於中國從事金礦業務之公司之全部已發行股本。有條件協議下之代價將以現金及上聯水泥之新股份支付。上聯水泥現正著手編製一份公佈，以符合香港聯合交易所有限公司證券上市規則第14章之規定，並將於稍後時間發出有關公佈。本集團相信，本收購事項為上聯水泥集團在天然資源業投資及發展業務之一大良機，並可讓上聯水泥集團藉此將業務多元化至具潛在利潤之中國金礦業務而增加其盈利，並因而提升本集團股東之價值。

購買、出售或贖回上市證券

於期間內，本公司於香港聯合交易所有限公司(「聯交所」)以介乎3.15港元至6.55港元之價格購回本公司股本中6,240,000股普通股股份，總代價29,089,800港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於期間內概無購買、出售或贖回任何本公司之上市證券。

遵守企業管治之守則

截至二零零七年六月三十日止六個月期間內，本公司已遵守聯交所證券上市規則(「上市規則」)附錄十四所載之企業管治常規守則內之通用守則條文。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則(「標準守則」),作為本公司董事進行證券交易之守則。經本公司向全體董事作出特定查詢後,所有董事已確認於截至二零零七年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

於聯交所網頁上刊登中期業績

本集團截至二零零七年六月三十日止六個月之中期報告載有上市規則附錄16所需提供之所有資料,將於稍後在適當時間於聯交所及本公司網頁上刊登。

承董事會命
主席
莊舜而

香港,二零零七年九月十三日

於本公佈日期,本公司之董事會由執行董事莊舜而女士(主席)、王炳忠拿督和江木賢先生及獨立非執行董事勞偉安先生、劉紹基先生及張健先生組成。

The Standard
14 September 2007



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

NOTIFICATION
ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH JUNE 2007

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of COL Capital Limited at www.irasia.com/listco/hk/colcapital/index.htm.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 27th September 2007. Copies will be provided upon request.

By Order of the Board
Fung Ching Man Ada
Company Secretary

Hong Kong, 13 September 2007

Hong Kong Economic Times
14 September 2007



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：383)

通　知
截至二零零七年六月三十日止六個月
之中期業績公佈

一份載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及中國網絡資本有限公司的網站(www.irasia.com/listco/hk/colcapital/index.htm)以供瀏覽。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可供依據而作出投資決定的資料，及投資者不應依賴此通知的內容而作出任何投資決定。***投資者應瀏覽上述公告以了解詳情。

由即日起至二零零七年九月二十七日，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時三十分到香港灣仔駱克道333號中國網絡中心47樓免費查閱上述公告；如有需要亦可索取公告副本。

承董事會命
公司秘書
馮靖文

香港，二零零七年九月十三日

* *中文名稱僅供識別*



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 0383)

Interim Report 2007

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2007 together with the comparative figures for the corresponding period in 2006 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	NOTES	Six months ended 30.6.2007 HK$'000 (unaudited)	Six months ended 30.6.2006 HK$'000 (unaudited)
Continuing operations:			
Turnover	3	**1,115,705**	512,376
Rental income		**2,294**	1,761
Dividend income from listed investments		**6,770**	10,409
Interest income from loan receivables		**6,497**	3,683
Net gain on investments	4	**572,584**	617,515
Other income		**15,494**	9,030
Administrative expenses		**(7,884)**	(22,834)
Other expenses		**(339)**	(532)
Finance costs	5	**(8,994)**	(3,225)
Fair value changes on investment properties	18	**14,707**	–
Share of profits of an associate		**609**	–
Gain on disposal of an associate		**–**	1,740
Profit before taxation		**601,738**	617,547
Taxation	6	**(62,769)**	(9,600)
Profit from continuing operations		**538,969**	607,947
Discontinued operation:			
Loss for the period from discontinued operation	7	**(1,548)**	(4,551)
Profit for the period	8	**537,421**	603,396
Attributable to:			
Equity holders of the Company		**528,424**	603,396
Minority interests		**8,997**	–
		537,421	603,396
Dividends recognised as distribution	9	**11,084**	11,425
Earnings per share	10		
From continuing and discontinued operations			
– Basic		**HK$1.88**	HK$2.06
From continuing operations			
– Basic		**HK$1.89**	HK$2.07

CONDENSED CONSOLIDATED BALANCE SHEET

	NOTES	**As at 30.6.2007 HK$'000 (unaudited)**	As at 31.12.2006 HK$'000 (audited)
Non-current assets			
Investment properties	*11*	**84,085**	81,589
Property, plant and equipment	*11*	**3,159**	4,712
Prepaid lease payments		**1,026**	2,424
Interest in an associate	*12*	**181,335**	–
Available-for-sale investments		**588,052**	557,375
Loan notes		**51,428**	50,476
Convertible bonds		**3,313**	6,626
		912,398	703,202
Current assets			
Inventories held for sale-finished goods		–	1,471
Investments held for trading		**2,467,464**	1,690,510
Debtors, deposits and prepayments	*13*	**109,330**	33,708
Loan receivables		**121,122**	123,598
Tax recoverable		**4,050**	3,543
Bank balances and cash		**53,107**	58,007
		2,755,073	1,910,837
Assets classified as held for sale		**–**	134,419
		2,755,073	2,045,256

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	NOTES	**As at 30.6.2007 HK$'000 (unaudited)**	As at 31.12.2006 HK$'000 (audited)
Current liabilities			
Creditors, accrued charges and other payable	*14*	**134,719**	55,480
Customers' deposits and receipts in advance		**11,363**	31,283
Other borrowings	*15*	**444,336**	170,100
Taxation payable		**78,349**	15,657
		668,767	272,520
Liabilities associated with assets classified as held for sale		–	60,044
		668,767	332,564
Net current assets		**2,086,306**	1,712,692
		2,998,704	2,415,894
Capital and reserves			
Share capital	*16*	**2,766**	2,829
Reserves		**2,986,892**	2,396,218
Equity attributable to equity holders of the Company		**2,989,658**	2,399,047
Minority interests		**9,046**	16,847
Total equity		**2,998,704**	2,415,894

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30th June 2007

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2006	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	-	-	-	310,958	-	-	-	310,958	-	310,958
Exchange difference arising from translation of overseas operations	-	-	-	-	-	475	-	475	-	475
Net income recognised directly in equity	-	-	-	310,958	-	475	-	311,433	-	311,433
Realised upon disposal of available-for-sale investments	-	-	-	(26,450)	-	-	-	(26,450)	-	(26,450)
Profit for the period	-	-	-	-	-	-	603,396	603,396	-	603,396
Total recognised income for the period	-	-	-	284,508	-	475	603,396	888,379	-	888,379
Repurchase of shares	(119)	(35,731)	-	-	119	-	(119)	(35,850)	-	(35,850)
Dividend paid	-	-	-	-	-	-	(11,425)	(11,425)	-	(11,425)
At 30th June 2006	2,856	635,562	1,064	315,012	2,084	945	1,168,513	2,126,036	16,798	2,142,834
At 1st January 2007	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
Fair value changes on available-for-sale investments	-	-	-	32,111	-	-	-	32,111	-	32,111
Exchange difference arising from translation of overseas operations	-	-	-	-	-	1,462	-	1,462	-	1,462
Net income recognised directly in equity	-	-	-	32,111	-	1,462	-	33,573	-	33,573
Realised upon disposal of available-for-sale investments	-	-	-	596	-	-	-	596	-	596
Profit for the period	-	-	-	-	-	-	528,424	528,424	8,997	537,421
Total recognised income and expense for the period	-	-	-	32,707	-	1,462	528,424	562,593	8,997	571,590
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(16,798)	(16,798)
Reversed previously recognised changes in fair value of investment held for trading	-	-	-	-	-	-	68,266	68,266	-	68,266
Changes in equity of SAC (as defined in note 4) on previously held interest	-	-	-	-	-	-	(74)	(74)	-	(74)
Repurchase of shares	(63)	(29,027)	-	-	63	-	(63)	(29,090)	-	(29,090)
Dividend paid	-	-	-	-	-	-	(11,084)	(11,084)	-	(11,084)
At 30th June 2007	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2007

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH USED IN OPERATING ACTIVITIES	**(265,928)**	(103,698)
INVESTING ACTIVITIES		
Net proceeds from disposal of available-for-sale investments	**1,434**	41,200
Net proceeds from redemption of loan notes	**–**	39,504
Deposits received for the disposal of a subsidiary	**–**	30,027
Dividend received	**6,770**	10,409
Other investing activities	**6,216**	8,017
CASH FROM INVESTING ACTIVITIES	**14,420**	129,157
FINANCING ACTIVITIES		
New other borrowings raised	**1,721,041**	719,295
Repayments of other borrowings	**(1,446,805)**	(657,877)
Dividend paid	**–**	(11,422)
Repurchase of shares	**(29,090)**	(35,850)
NET CASH FROM FINANCING ACTIVITIES	**245,146**	14,146
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(6,362)**	39,605
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE	**1,462**	475
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**58,007**	16,819
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD represented by bank balance and cash	**53,107**	56,899

Notes:–

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2006 except as described below.

For acquisition of associates which involved successive share purchases for which the investment was previously accounted for at fair value with changes in fair value included in profit or loss, cumulative changes in the fair value of previously held ownership interests are reversed through profit or loss and retained profits respectively. The investee's profit or loss, changes in the investee's retained profits and other equity balances after each exchange transaction are included in the profit or loss, retained profits or the relevant reserves respectively to the extent that they relate to the previously held ownership interests.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – Int 7	Applying the restatement approach under HKAS29 Financial Reporting in Hyperinflationary Economies [2]
HK(IFRIC) – Int 8	Scope of HKFRS 2 [3]
HK(IFRIC) – Int 9	Reassessment of embedded derivatives [4]
HK(IFRIC) – Int 10	Interim financial reporting and impairment [5]

[1] Effective for accounting periods beginning on or after 1st January 2007
[2] Effective for accounting periods beginning on or after 1st March 2006.
[3] Effective for accounting periods beginning on or after 1st May 2006.
[4] Effective for accounting periods beginning on or after 1st June 2006.
[5] Effective for accounting periods beginning on or after 1st November 2006.

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been made.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing costs [1]
HKFRS 8	Operating segments [1]
HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions [2]
HK(IFRIC) – Int 12	Service concession arrangements [3]

[1] Effective for accounting periods beginning on or after 1st January 2009.
[2] Effective for accounting periods beginning on or after 1st March 2007.
[3] Effective for accounting periods beginning on or after 1st January 2008.

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. BUSINESS INFORMATION

Business segments

The Group is currently organised into four main operating divisions – securities trading and investments, financial services, property investment and mobile phone distribution. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these business is presented below:

For the six months ended 30th June 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Consolidated HK$'000
Turnover	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
Segment result	582,157	6,492	16,354	605,003	(3,199)	601,804
Unallocated other income				12,929	1,678	14,607
Unallocated corporate expenses				(7,809)	-	(7,809)
Share of profits of an associate				609	-	609
Finance costs				(8,994)	-	(8,994)
Profit before taxation				601,738	(1,521)	600,217
Taxation				(62,769)	(27)	(62,796)
Profit for the period				538,969	(1,548)	537,421

3. BUSINESS INFORMATION *(Continued)*

Business segments *(Continued)*

For the six months ended 30th June 2006

	Continuing operations				Discontinued operation	
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Consolidated HK$'000
Turnover	506,932	3,683	1,761	512,376	31,432	543,808
Segment result	633,168	3,950	(402)	636,716	(4,562)	632,154
Gain on disposal of an associate				1,740	-	1,740
Unallocated other income				1,463	11	1,474
Unallocated corporate expenses				(19,147)	-	(19,147)
Finance costs				(3,225)	-	(3,225)
Profit before taxation				617,547	(4,551)	612,996
Taxation				(9,600)	-	(9,600)
Profit for the period				607,947	(4,551)	603,396

4. NET GAIN ON INVESTMENTS

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Net realised (loss) gain on derivatives	**(7,366)**	4,609
Net realised gain on disposal of investments held for trading	**117,368**	135,882
Fair value changes on investments held for trading *(Note)*	**463,178**	454,535
Net realised (loss) gain on disposal of available-for-sale investments	**(596)**	26,450
Discount on early redemption of loan notes	**–**	(3,961)
	572,584	617,515

Note: Fair value changes on investments held for trading excludes fair value gain on the Group's 9.99% equity interest in Shanghai Allied Cement Limited ("SAC") from the beginning of the current financial period till 29th June 2007, the date when the Group obtained significant influence of SAC resulting from the additional acquisition of 17% equity interest in SAC *(Note 12)*.

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAXATION

	Continuing operations Six months ended		Discontinued operation Six months ended		Consolidated Six months ended	
	30.6.2007	30.6.2006	**30.6.2007**	30.6.2006	**30.6.2007**	30.6.2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
The current tax comprises:						
Hong Kong Profits Tax	**61,034**	9,600	**27**	-	**61,061**	9,600
Enterprise income tax in China	**1,735**	-	**-**	-	**1,735**	-
	62,769	9,600	**27**	-	**62,796**	9,600

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both periods except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

7. DISCONTINUED OPERATION

The Group ceased the business operation of mobile phone distribution in year 2007.

The results of the discontinued operation which represented the mobile phone distribution operation for the period were as follows:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Turnover	**7,681**	31,432
Cost of sales	**(8,072)**	(28,867)
Other income	**1,678**	11
Distribution expenses	**(1,050)**	(2,424)
Administrative and other expenses	**(1,758)**	(1,116)
Allowance for bad and doubtful debts	**–**	(3,587)
Loss before taxation	**(1,521)**	(4,551)
Taxation	**(27)**	–
Loss for the period	**(1,548)**	(4,551)

8. PROFIT FOR THE PERIOD

	Continuing operations Six months ended		Discontinued operation Six months ended		Consolidated Six months ended	
	30.6.2007	30.6.2006	**30.6.2007**	30.6.2006	**30.6.2007**	30.6.2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Profit for the period has been arrived at after charging (crediting):						
Staff costs including directors' emoluments	**3,021**	15,719	**945**	1,719	**3,966**	17,438
(Reversal) write-down of inventories	**–**	–	**(1,117)**	3,587	**(1,117)**	3,587
Depreciation and amortisation	**144**	218	**311**	93	**455**	311
Interest income	**(4,974)**	(8,436)	**(33)**	(31)	**(5,007)**	(8,467)

9. DIVIDENDS

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Dividend recognised as distribution – HK$0.04 per share (2006: HK$0.04)	**11,084**	11,425
Interim dividend, proposed – HK$0.01 per share (2006: HK$0.01)	**2,762**	2,855

10. EARNINGS PER SHARE

From continuing and discontinued operations

The calculation of the basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Earnings for the purpose of basic earnings per share attributable to the equity holders of the Company	**528,424**	603,396
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**280,790,340**	293,554,554

10. EARNINGS PER SHARE *(Continued)*

From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	HK$'000
Earnings for the period attributable to equity holders of the Company	**528,424**	603,396
Add: Loss for the period from discontinued operation	**1,548**	4,551
Earnings for the purposes of basic earnings per share from continuing operations	**529,972**	607,947

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

Basic loss per share for the discontinued operation is HK$0.006 per share (2006: HK$0.016 per share). The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,548,000 (2006: loss for the period of HK$4,551,000) attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. MOVEMENTS IN INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

The directors consider that the fair values of the buildings included in property, plant and equipment at 30th June 2007 are not materially different from the professional valuation made at 31st December 2006 and, accordingly, no fair value changes have been recognised in the current period.

The Group's investment properties were fair valued by the directors.

12. INTEREST IN AN ASSOCIATE

During the current period, the Group acquired an additional 17% equity interest in SAC ("Acquisition"). Before the Acquisition, the Group had 9.99% equity interest in SAC and the investment was accounted for as investments held for trading. Following the completion of the Acquisition on 29 June 2007, the Group has 26.99% beneficially interest in SAC and is able to exercise significant influence on SAC. Accordingly, SAC has become an associate of the Group.

On 29th June 2007, the cumulative fair value changes of the Group's 9.99% equity interest in SAC was accounted for as explained in note 2.

At the balance sheet date, the total number of SAC shares held by the Group was 196,858,680 and the quoted market price was HK$3.28.

13. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2007	31.12.2006
	HK$'000	HK$'000
Within 90 days	**2,790**	4,392
91 – 180 days	**2,755**	992
181 – 360 days	**2,266**	258
Over 360 days	**259**	–
	8,070	5,642
Other debtors, deposits and prepayments	**101,260**	28,066
	109,330	33,708

14. CREDITORS, ACCRUED CHARGES AND OTHER PAYABLE

An aged analysis of trade creditors is as follows:

	30.6.2007	31.12.2006
	HK$'000	HK$'000
Trade creditors due within 90 days	**–**	1,008
Other creditors, accrued charges and other payable	**134,719**	54,472
	134,719	55,480

15. OTHER BORROWINGS

Other borrowings represent securities margin financing received from stock broking, futures and options broking houses. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest at prevailing market rates.

16. SHARE CAPITAL

	Number of shares	Share capital HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30th June 2007 and 31st December 2006	30,000,000,000	300,000
Issued and fully paid:		
At 1st January 2007	282,883,547	2,829
Repurchase of shares	(6,240,000)	(63)
At 30th June 2007	**276,643,547**	**2,766**

17. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities houses to secure short term credit facilities granted to the Group:

	30.6.2007	31.12.2006
	HK$'000	HK$'000
Investment properties	**26,640**	26,640
Investments held for trading	**2,352,959**	1,210,235
Available-for-sale investments	**175,321**	115,607
Securities brokers house deposits	**199**	196
	2,555,119	1,352,678

18. DISPOSAL OF A SUBSIDIARY

The net assets of the non-wholly owned subsidiary at the date of disposal were as follows:

	3.4.2007 HK$'000
Net assets disposed of	84,559
Minority interest	16,798
	101,357
Total consideration satisfied by:	
Deposits received in advance	30,027
Deferred consideration included in debtors, deposits and prepayment	71,330
	101,357
Net cash outflow arising on disposal:	
Bank balances and cash disposed of	1

The assets and liabilities related to this subsidiary have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet as at 31st December 2006.

The assets held by the subsidiary are mainly investment properties. The fair value gain of HK$14,707,000 on these investment properties upon the disposal was recognised in the condensed consolidated income statement during the period.

19. POST BALANCE SHEET EVENTS

On 11th July 2007, Famous Mount Investments Limited ("Famous Mount"), an indirect wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Printronics Group Limited and Shougang Concord Technology Holdings Limited pursuant to which Famous Mount has agreed to purchase 40% of entire issued share capital of Printronics Electronics Limited ("Printronics Electronics"), a company incorporated in Hong Kong, for an aggregate consideration of HK$181,806,698. Printroncis Electronics is an investment holding company and its associate is principally engaged in the manufacturing and sale of printed circuit boards. Following completion of the acquisition, Printronics Electronics will become an associate of the Group. The transaction was completed on 18th July 2007.

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 per share (2006: HK$0.01), amounting to approximately HK$2,762,000 (2006: HK$2,855,000) to shareholders whose names appear on the Register of Members of the Company on 18th October 2007. Dividend warrants are expected to be dispatched on or before 5th November 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 16th October 2007 to Thursday, 18th October 2007, both days inclusive, during which no share transfer will be effected. In order to qualify for the proposed interim dividend for the six months ended 30th June 2007, all transfer of shares duly accompanied by the relevant certificates must be lodged with the Company's branch registrar in Hong Kong, Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, no later than 4:00 p.m. on Monday, 15th October 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the six months ended 30th June 2007, the Group's turnover increased by 117.8% to HK$1,115,705,000 (2006: HK$512,376,000) and net profit attributable to shareholders decreased by 12.4% to HK$528,424,000 (2006: HK$603,396,000). The earnings per share of the Company decreased by 8.7% to HK$1.88 (2006: HK$2.06).

As at 30th June 2007, the Group's net asset value per share increased by 45.9% to HK$10.80 (2006: HK$7.40).

REVIEW OF OPERATIONS

For the first half of 2007, the Group's business in trading and investment in financial securities recorded a turnover of HK$1,106,914,000 (2006: HK$506,932,000) and achieved a profit of HK$582,157,000 (2006: HK$633,168,000). The major profit contribution were from realised and unrealised gain on investments of HK$572,584,000 (2006: HK$617,515,000) and dividend income from listed investments of HK$6,770,000 (2006: HK$10,409,000). Following the upward trend of 2006, the global financial markets continued to rally in the first half of 2007 and amidst this buoyant investor sentiment, the Group took the opportunity to realize part of its trading portfolio of listed shares, including shares of Allied Group Limited and Mulpha International Limited.

The Group's money lending business recorded a turnover of mainly interest income of HK$6,497,000 (2006: HK$3,683,000) and a profit of HK$6,492,000 (2006: HK$3,950,000) during the period under review. As at 30th June 2007, the Group's loan portfolio amounted to HK$121,122,000 (2006: HK$101,219,000).

Of the Group's investment properties located in Hong Kong and China, a turnover of HK$2,294,000 (2006: HK$1,761,000) and a profit of HK$16,354,000 (2006: Loss of HK$402,000) was achieved, mainly due to the gain of HK$14,707,000 from fair value changes upon the disposal of interest in an investment property located at Buji Town in Shenzhen, China for a consideration to RMB102,550,000. As at 30th June 2007, the Group's investment properties portfolio amounted to HK$84,085,000 (2006: HK$55,619,000).

The Group's mobile handset distribution business had persistently showed losses in recent years. With no positive prospect of improvement in sight and in order to avoid further losses, the Group decided to discontinue the operations and the cessation of this business was effected in March 2007.

On 9th May 2007, the Group entered into a placing agreement to acquire 124 million shares of Shanghai Allied Cement Limited ("SAC"), representing approximately 17% of SAC's issued share capital, for an aggregate consideration of about HK$87.8 million. Following the completion of the placing, the Group's shareholding in SAC has increased to approximately 27%, making SAC an associate of the Group. SAC is an investment holding company and through its subsidiaries ("the SAC Group") engages in the manufacture and distribution of clinker, cement and slag powder.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 30th June 2007, the Group's non current assets consisted mainly of investment properties of HK$84,085,000 (2006: HK$55,619,000); property, plant and equipment of HK$3,159,000 (2006: HK$4,229,000); prepaid lease payments of HK$1,026,000 (2006: HK$2,453,000), interest in an associate of HK$181,335,000 (2006: Nil) and long term investments of HK$642,793,000 (2006: HK$490,967,000). These non-current assets were principally financed by shareholders' funds. As at 30th June 2007, the Group had net current assets of HK$2,086,306,000 (2006: HK$1,589,569,000) and current ratio of 4.1 times (2006: 7.2 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments and securities brokers house deposit. As at 30th June 2007, the Group had borrowings of HK$444,336,000 (2006: HK$162,404,000) and a gearing ratio of 13.1% (2006: 5.0%), calculated on the basis of the Group's net borrowings (after bank balances and cash) over shareholders' fund.

During the first half of 2007, the issued share capital of the Company was further reduced from HK$2,828,835 to HK$2,766,435 as a result of the repurchase of 6,240,000 (2006: 11,856,000) shares, with par value HK$0.01 each, for an aggregate consideration of HK$29,089,800 (2006: HK$35,849,440).

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, Taiwan Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar, RMB and Malaysian Ringgit denominated assets and transactions. As the exchange rates of the Taiwan Dollar were relatively stable during the period, the Group was not materially affected by its exposure to these currencies.

CHARGE ON GROUP ASSETS

As at 30th June 2007, the Group's investment properties, investments held for trading, available-for-sale investments, bank balances and cash, and securities brokers house deposit with respective carrying values of HK$26,640,000 (2006: HK$22,100,000), HK$2,352,959,000 (2006: HK$1,183,168,000), HK$175,321,000 (2006: HK$45,369,000), nil (2006: HK$10,702,000) and HK$199,000 (2006: nil) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 14 employees as at 30th June 2007 (2006: 33). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

The recent volatility experienced by the global financial markets has adversely affected the investment environment. The concerns about the well-being of the US economy continue to influence investor sentiments as the contagious effect of the sub-prime mortgage debt delinquency has led to other problems like the tightening of liquidity, slow-down in economic growth and even the possibility of recession. It will be very challenging for the Group in the second half of the year to sustain a satisfactory performance. Nevertheless, as a value investor, the Group will constantly review and adjust its investment strategies and investment portfolio for improvement and will continue in seeking and identifying undervalued investment and business opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

In line with the above strategy, on 11th July 2007, the Group entered into a sale and purchase agreement to acquire 40% of the issued share capital of Printronics Electronics Limited ("PEL") for an aggregate consideration of approximately HK$181.8 million. Following the completion of the transaction on 18th July 2007, PEL became an associate of the Group. PEL is an investment holding company and is the registered and beneficial owner of 41,319,704 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

On 26th July 2007, SAC Group entered into a conditional agreement (the "Conditional Agreement") to purchase the entire issued share capital of a company engaged in the business of gold mining in China. The consideration under the Conditional Agreement will be settled by both cash and new shares of SAC. SAC is in the process of preparing an announcement to comply with the requirements under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and will issue such announcement in due course. The Group believes that this acquisition represents a good opportunity for the SAC Group to develop its investment and business in the natural resources sector and will enable the SAC Group to increase its earnings by diversifying into the potentially profitable gold mining business in China, which, in turn, will enhance the value for the Group's shareholders.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at 30th June 2007, the interests and short positions of the directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:–

Long position in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued ordinary shares
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	–	–	106,484,400 (Note)	–	106,484,400	38.01%

Note: As at 30th June 2007, Vigor Online Offshore Limited, a wholly-owned subsidiary of China Spirit Limited ("China Spirit") held 106,484,400 ordinary shares of the Company. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 ordinary shares of the Company.

Save as disclosed above, as at 30th June 2007, none of the directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares, underlying shares or debentures of the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30th June 2007, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:–

Long position in the shares of the Company

Name	Capacity	Number of ordinary shares held	Percentage of issued ordinary shares
Ms. Chong Sok Un ("Ms. Chong")	Held by controlled corporation *(Note 1)*	106,484,400	38.01%
China Spirit Limited ("China Spirit")	Held by controlled corporation *(Note 1)*	106,484,400	38.01%
Vigor Online Offshore Limited ("Vigor Online")	Beneficial owner	106,484,400	38.01%
Mr. John Zwaanstra ("Mr. Zwaanstra")	Held by controlled corporation *(Note 2)*	14,068,000	5.02%
Penta Investment Advisers Limited ("Penta")	Investment Manager *(Note 3)*	14,068,000	5.02%

Notes:

1. Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 ordinary shares under the SFO.

2. Mr. Zwaanstra has an interest in 100% of Penta. Accordingly, Mr. Zwaanstra is deemed to be interested in 14,068,000 ordinary shares.

3. Penta has an interest in 14,068,000 ordinary shares as an investment manager, and acts through its wholly-owned subsidiaries.

Save as disclosed above, as at 30th June 2007, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased a total of 6,240,000 ordinary shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") in the range from HK$3.15 to HK$6.55 for a total consideration of HK$29,089,800. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the six months ended 30th June 2007.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiry with all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30th June 2007.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 13th September 2007

As at the date of this report, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Zhang Jian as independent non-executive directors.

遵守企業管治之守則

截至二零零七年六月三十日止六個月期間內，本公司已遵守聯交所證券上市規則(「上市規則」)附錄十四所載之企業管治常規守則內之通用守則條文。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則(「標準守則」)，作為本公司董事進行證券交易之守則。經本公司向全體董事作出特定查詢後，所有董事已確認於截至二零零七年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

承董事會命
主席
莊舜而

香港，二零零七年九月十三日

於本報告日期，本公司之董事會由執行董事莊舜而女士(主席)、王炳忠拿督和江木賢先生及獨立非執行董事勞偉安先生、劉紹基先生及張健先生組成。

附註：

一、 Vigor Online 乃China Spirit之全資附屬公司，而莊女士於China Spirit 擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士被視為擁有本公司106,484,400股普通股股份之權益。

二、 Zwaanstra先生於Penta擁有100%權益。因此，Zwaanstra先生被視為擁有本公司14,068,000股普通股股份之權益。

三、 Penta作為投資經理，透過其全資附屬公司擁有本公司14,068,000股普通股股份之權益。

除上文所披露者外，於二零零七年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

購買、出售或贖回上市證券

於期間內，本公司於香港聯合交易所有限公司（「聯交所」）以介乎3.15港元至6.55港元之價格購回本公司股本中6,240,000股普通股股份，總代價29,089,800港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於期間內概無購買、出售或贖回任何本公司之上市證券。

董事購入股份或債券之權利

於期內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東之權益

於二零零七年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	佔已發行普通股股份百分比
莊舜而女士（「莊女士」）	所控制的公司持有 *(附註一)*	106,484,400	38.01%
China Spirit Limited（「China Spirit」）	所控制的公司持有 *(附註一)*	106,484,400	38.01%
Vigor Online Offshore Limited（「Vigor Online」）	實益擁有人	106,484,400	38.01%
John Zwaanstra先生（「Zwaanstra先生」）	所控制的公司持有 *(附註二)*	14,068,000	5.02%
Penta Investment Advisers Limited（「Penta」）	投資經理 *(附註三)*	14,068,000	5.02%

董事及主要行政人員之權益

於二零零七年六月三十日，根據香港證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則（「標準守則」）而向本公司或香港聯合交易所有限公司（「聯交所」）作出的知會，本公司的董事、主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

董事姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行普通股股份百分比
	每股面值0.01港元之普通股數目					
莊舜而女士（「莊女士」）	-	-	106,484,400 (附註)	-	106,484,400	38.01%

附註： 於二零零七年六月三十日，Vigor Online Offshore Limited乃China Spirit Limited（「China Spirit」）之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，莊女士被視為擁有本公司106,484,400股普通股股份之公司權益。

除上文所披露者外，於二零零七年六月三十日，根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，本公司的董事、主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券之任何權益或淡倉。

為配合上述策略，本集團於二零零七年七月十一日訂立買賣協議，以總代價約181,800,000港元收購普林電子有限公司（「普林電子」）全部已發行股本之40%。於二零零七年七月十八日完成有關交易後，普林電子已成為本集團之聯營公司。普林電子為一間投資控股公司，並為天津普林電路股份有限公司（「普林電路」）41,319,704股繳足股款股份之登記及實益擁有人，佔普林電路股本約21.01%。普林電路為一間於中國註冊成立之公司，其股份於深圳證券交易所以「A」股上市。普林電路之主要業務為製造及銷售印刷電路板。

於二零零七年七月二十六日，上聯水泥集團訂立一項有條件協議（「有條件協議」）購買一間於中國從事金礦業務之公司之全部已發行股本。有條件協議下之代價將以現金及上聯水泥之新股份支付。上聯水泥現正著手編製一份公佈，以符合香港聯合交易所有限公司證券上市規則第14章之規定，並將於稍後時間發出有關公佈。本集團相信，本收購事項為上聯水泥集團在天然資源業投資及發展業務之一大良機，並可讓上聯水泥集團藉此將業務多元化至具潛在利潤之中國金礦業務而增加其盈利，並因而提升本集團股東之價值。

集團資產抵押

於二零零七年六月三十日，本集團分別以名下賬面值26,640,000港元（二零零六年：22,100,000港元）、2,352,959,000港元（二零零六年：1,183,168,000港元）、175,321,000港元（二零零六年：45,369,000港元）、無（二零零六年：10,702,000港元）及199,000港元（二零零六年：無）之投資物業、持作買賣之投資、可供出售投資、銀行結餘及現金及證券經紀行存款作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零七年六月三十日，本集團僱用14名僱員（二零零六年：33名）。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

全球金融市場近期反覆不定，對投資環境造成負面影響。次按問題所帶來之連鎖效應已衍生出其他問題，如流動資金收緊、經濟增長放緩，甚或會出現經濟衰退，在市場憂心美國經濟健康之情況下，投資者之投資意欲繼續受到影響。本集團於本年度下半年繼續取得滿意表現將具相當挑戰性。儘管如此，作為明智之投資者，本集團將定期審閱投資策略及投資組合，並作出調整以獲得改善，並將於中國、香港及亞太地區尋找及確認被低估之投資及商機，以提升股東之價值。

財務資源、借貸、股本結構及滙率波動之風險

本集團持續保持穩健之財務狀況。於二零零七年六月三十日,本集團之非流動資產主要包括84,085,000港元(二零零六年:55,619,000港元)之投資物業;3,159,000港元(二零零六年:4,229,000港元)之物業、廠房及設備;1,026,000港元(二零零六年:2,453,000港元)之預付租賃款項;181,335,000港元(二零零六年:無)之於一間聯營公司之權益;及642,793,000港元(二零零六年:490,967,000港元)之長期投資。此等非流動資產主要由股東資金支付。於二零零七年六月三十日,本集團之流動資產淨值為2,086,306,000港元(二零零六年:1,589,569,000港元)及4.1倍(二零零六年:7.2倍)之流動比率,此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸,須於一年內償還,並以若干投資物業、持作買賣之投資、可供出售投資,證券經紀行存款作為抵押。於二零零七年六月三十日,本集團之借貸為444,336,000港元(二零零六年:162,404,000港元)及資產負債率為13.1%(二零零六年:5.0%),此乃按本集團之借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算。

於二零零七年上半年,本集團以總代價29,089,800港元(二零零六年:35,849,440港元)回購本公司6,240,000股(二零零六年:11,856,000股)股份(每股面值0.01港元),引致本公司之已發行股本由2,828,835港元下降至2,766,435港元。

於回顧期內,本集團之資產、負債及交易均主要以港元、澳元、人民幣、新台幣及馬來西亞林吉特為單位。由於屬短期性質,本集團以澳元、人民幣及馬來西亞林吉特為單位之資產及交易並無對冲風險。基於新台幣於期內之匯率相對穩定,本集團並無重大外匯風險。

本集團在香港及中國之投資物業錄得營業額2,294,000港元（二零零六年：1,761,000港元），以及溢利16,354,000港元（二零零六年：虧損402,000港元），主要來自以總代價人民幣102,550,000元出售一項位於中國深圳市布吉鎮之投資物業之公平值變動收益14,707,000港元。於二零零七年六月三十日，本集團之投資物業組合為84,085,000港元（二零零六年：55,619,000港元）。

本集團流動電話分銷業務近年一直錄得虧損。鑒於並無跡象顯示前景會有所改善，為避免蒙受進一步虧損，本集團決定終止經營是項業務，而有關業務已於二零零七年三月起終止經營。

於二零零七年五月九日，本集團訂立一項配售協議，以總代價約87,800,000港元收購上海聯合水泥股份有限公司（「上聯水泥」）124,000,000股股份，佔上聯水泥已發行股本約17%。於配售事項完成後，本集團於上聯水泥之持股量增加至約27%，使上聯水泥成為本集團之聯營公司。上聯水泥為一間投資控股公司，並透過其附屬公司（「上聯水泥集團」）從事製造及分銷熟料、水泥及礦渣粉業務。

管理層討論及分析

財務業績

截至二零零七年六月三十日止六個月，本集團之營業額上升117.8%至1,115,705,000港元（二零零六年：512,376,000港元），本公司股東應佔溢利淨額下跌12.4%至528,424,000港元（二零零六年：603,396,000港元）。本公司每股盈利下跌8.7%至1.88港元（二零零六年：2.06港元）。

於二零零七年六月三十日，本集團之每股淨資產值增加45.9%至10.80港元（二零零六年：7.40港元）。

業務回顧

於二零零七年上半年，本集團之金融證券買賣及投資業務錄得營業額1,106,914,000港元（二零零六年：506,932,000港元）及溢利582,157,000港元（二零零六年：633,168,000港元）。此業務之主要溢利來源為投資之已變現及未變現收益572,584,000港元（二零零六年：617,515,000港元）及上市投資之股息收入6,770,000港元（二零零六年：10,409,000港元）。隨著二零零六年之上升勢頭，全球金融市場於二零零七年上半年持續上揚，本集團亦趁著此利好投資氣氛將部份上市股份投資組合變現而獲利，其中包括聯合集團有限公司及Mulpha International Limited之股份。

於回顧期間內，本集團放債業務之營業額（主要為利息收入）為6,497,000港元（二零零六年：3,683,000港元），溢利則為6,492,000港元（二零零六年：3,950,000港元）。於二零零七年六月三十日，本集團之貸款組合為121,122,000港元（二零零六年：101,219,000港元）。

19. 結算日後事項

於二零零七年七月十一日，Famous Mount Investments Limited（「Famous Mount」），本公司一間間接全資擁有之附屬公司，與普林集團有限公司及首長科技集團有限公司訂立買賣協議，據此Famous Mount同意以總代價181,806,698港元購入普林電子有限公司（「普林電子」）（一間於香港成立之公司）全部已發行股本之40%。普林電子為一間投資控股公司，其聯營公司主要從事製造及銷售印刷電路板。於收購完成後，普林電子將成為本集團一間聯營公司。此交易已於二零零七年七月十八日完成。

中期股息

董事向於二零零七年十月十八日名列本公司股東名冊之股東宣派每股0.01港元（二零零六年：0.01港元）合共約為2,762,000港元（二零零六年：2,855,000港元）之中期股息。股息單預計於二零零七年十一月五日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零七年十月十六日（星期二）至二零零七年十月十八日（星期四）（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。如欲獲得截至二零零七年六月三十日止六個月建議派發之中期股息，所有股份過戶文件連同有關股票必須最遲於二零零七年十月十五日（星期一）下午四時前送達本公司在香港之股份過戶登記分處卓佳登捷時有限公司辦理登記手續，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

18. 出售一間附屬公司

於出售日，此非全資擁有之附屬公司之淨資產如下：

	二零零七年 四月三日 千港元
出售之資產淨額	84,559
少數股東權益	16,798
	101,357
總代價支付方式：	
預先已收按金	30,027
遞延代價包括應收賬項、按金及預付款項	71,330
	101,357
因出售之淨現金流出：	
出售之銀行結餘及現金	1

此附屬公司之相關資產及負債已分類為待售出售群，並已於二零零六年十二月三十一日之綜合資產負債表分開呈列。

此附屬公司持有之資產主要為投資物業。因出售而令該等投資物業衍生14,707,000港元之公允價值變動，期內於簡明綜合收益表內被確認。

17. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為授予本集團取得短期信貸融資之抵押：

	二零零七年六月三十日 千港元	二零零六年十二月三十一日 千港元
投資物業	**26,640**	26,640
持作買賣之投資	**2,352,959**	1,210,235
可供出售投資	**175,321**	115,607
證券經紀行存款	**199**	196
	2,555,119	1,352,678

15. 其他借貸

其他借貸乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按適用市場利率計息。

16. 股本

	股份數目	股本 千港元
每股面值0.01港元之普通股		
法定：		
於二零零七年六月三十日及 二零零六年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：		
於二零零七年一月一日	282,883,547	2,829
股份購回	(6,240,000)	(63)
於二零零七年六月三十日	**276,643,547**	**2,766**

13. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零七年六月三十日 千港元	二零零六年十二月三十一日 千港元
90日內	**2,790**	4,392
91－180日	**2,755**	992
181－360日	**2,266**	258
360日以上	**259**	-
	8,070	5,642
其他應收賬項、按金及預付款項	**101,260**	28,066
	109,330	33,708

14. 應付賬項、應計費用及其他應付款項

以下為應付貿易賬項之賬齡分析：

	二零零七年六月三十日 千港元	二零零六年十二月三十一日 千港元
90日內之應付貿易賬項	–	1,008
其他應付賬項、應計費用及其他應付款項	**134,719**	54,472
	134,719	55,480

11. 投資物業、物業、廠房及設備之變動

董事考慮到樓宇包括物業、廠房及設備於二零零七年六月三十日之公允價值與二零零六年十二月三十一日之專業估值並無重大差別，因此，於本期間並無公允價值變動之確認。

本集團之投資物業之公允價值經董事計量。

12. 於一間聯營公司之權益

於本期間，本集團額外收購上聯水泥17%權益(「收購」)。於收購前，本集團已擁有上聯水泥9.99%之權益，此投資被入賬作為持作買賣之投資。於二零零七年六月二十九日完成有關收購後，本集團擁有上聯水泥26.99%實益權益，並可對上聯水泥行使重要性影響。因此，上聯水泥已成為本集團之一間聯營公司。

於二零零七年六月二十九日，本集團持有上聯水泥9.99%權益之累計公平價值變動已入賬，即於附註2之説明。

於資產負債表結算日，本集團總數持有196,858,680股上聯水泥股份，市價為3.28港元。

10. 每股盈利*(續)*

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
本公司權益持有人應佔期內盈利	**528,424**	603,396
加：來自已終止經營業務期內虧損	**1,548**	4,551
計算每股來自持續經營業務基本盈利所依據之盈利	**529,972**	607,947

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

已終止經營業務之每股基本虧損為0.006港元（二零零六年：每股0.016港元）。本公司權益持有人應佔計算每股來自已終止經營業務之基本虧損乃根據期內之虧損1,548,000港元（二零零六年：期內虧損4,551,000港元）及以上計算每股基本盈利之單位。

10. 每股盈利

來自持續及已終止經營業務

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
本公司權益持有人應佔計算每股基本盈利所依據之盈利	**528,424**	603,396
	股份數目	股份數目
計算每股基本盈利所依據之普通股份加權平均數	**280,790,340**	293,554,554

8. 期內溢利

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元
期內溢利已扣除(撥回):						
員工成本，包括董事酬金	**3,021**	15,719	**945**	1,719	**3,966**	17,438
(撤銷)存貨減值	**-**	-	**(1,117)**	3,587	**(1,117)**	3,587
折舊及攤銷	**144**	218	**311**	93	**455**	311
利息收入	**(4,974)**	(8,436)	**(33)**	(31)	**(5,007)**	(8,467)

9. 股息

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
已確認分派之股息—每股0.04港元 (二零零六年：0.04港元)	**11,084**	11,425
建議中期股息—每股0.01港元 (二零零六年：0.01港元)	**2,762**	2,855

7. 已終止經營業務

本集團於二零零七年停止流動電話分銷之運作。

關於已終止經營業務之期內業績(即流動電話分銷運作)如下:

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
營業額	**7,681**	31,432
銷售成本	**(8,072)**	(28,867)
其他收入	**1,678**	11
分銷支出	**(1,050)**	(2,424)
行政及其他支出	**(1,758)**	(1,116)
呆壞賬準備	**–**	(3,587)
除税前虧損	**(1,521)**	(4,551)
税項支出	**(27)**	–
期內虧損	**(1,548)**	(4,551)

6. 稅項支出

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元
本期稅項包括:						
香港利得稅	**61,034**	9,600	**27**	–	**61,061**	9,600
中國企業所得稅	**1,735**	–	–	–	**1,735**	–
	62,769	9,600	**27**	–	**62,796**	9,600

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國企業所得稅乃根據本期間及上期間之估計應課稅溢利按33.3%之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。

4. 投資之溢利淨額

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
衍生工具之已變現(虧損)溢利淨額	**(7,366)**	4,609
出售持作買賣之投資之已變現溢利淨額	**117,368**	135,882
持作買賣之投資按公允價值之變動(*附註*)	**463,178**	454,535
出售可供出售投資之已變現(虧損)溢利淨額	**(596)**	26,450
提早購回貸款票據之折扣	**–**	(3,961)
	572,584	617,515

附註:持作買賣之投資按公允價值之變動並不包括本集團持有9.99%權益之上海聯合水泥股份有限公司(「上聯水泥」)由本財務期間之最初至二零零七年六月二十九日(此日期為本集團額外收購上聯水泥17%權益而引致本集團於上聯水泥獲得重要性影響)之公允價值之變動溢利(*附註12*)。

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

3. 業務資料(續)

業務分項(續)

截至二零零六年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
營業額	506,932	3,683	1,761	512,376	31,432	543,808
分項業績	633,168	3,950	(402)	636,716	(4,562)	632,154
出售一間聯營公司之溢利				1,740	-	1,740
未分攤之其他收入				1,463	11	1,474
未分攤之公司支出				(19,147)	-	(19,147)
融資成本				(3,225)	-	(3,225)
除稅前溢利				617,547	(4,551)	612,996
稅項支出				(9,600)	-	(9,600)
期內溢利				607,947	(4,551)	603,396

3. 業務資料

業務分項

本集團現時分為四大營運業務，分別是證券買賣及投資、財務服務、物業投資和流動電話分銷。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零七年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
營業額	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
分項業績	582,157	6,492	16,354	605,003	(3,199)	601,804
未分攤之其他收入				12,929	1,678	14,607
未分攤之公司支出				(7,809)	-	(7,809)
應佔一間聯營公司之業績				609	-	609
融資成本				(8,994)	-	(8,994)
除税前溢利				601,738	(1,521)	600,217
税項支出				(62,769)	(27)	(62,796)
期內溢利				538,969	(1,548)	537,421

2. 主要會計政策(續)

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂準則或詮釋。

香港會計準則第23號(修訂)	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會)-詮釋第11號	香港財務報告準則第2號:集團及庫存股份交易[2]
香港(國際財務報告詮釋委員會)-詮釋第12號	服務經營權安排[3]

[1] 於二零零九年一月一日或之後開始之會計期間生效。

[2] 於二零零七年三月一日或之後開始之會計期間生效。

[3] 於二零零八年一月一日或之後開始之會計期間生效。

本公司董事預期,採用該等準則或詮釋對本集團業績及財務狀況並無任何重大影響。

2. 主要會計政策（*續*）

在本中期期間，本集團首次採納香港會計師公會頒佈之下列新準則、修訂及詮釋（「新香港財務報告準則」），該等新準則於本集團二零零七年一月一日開始之財政年度生效。

香港會計準則第1號（經修訂）	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際財務報告詮釋委員會）－詮釋第7號	採用香港會計準則第29號之重列方式－在惡性通脹經濟環境下之財務報告[2]
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍[3]
香港（國際財務報告詮釋委員會）－詮釋第9號	重估嵌入式衍生工具[4]
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值[5]

[1] 於二零零七年一月一日或之後開始之會計期間生效。
[2] 於二零零六年三月一日或之後開始之會計期間生效。
[3] 於二零零六年五月一日或之後開始之會計期間生效。
[4] 於二零零六年六月一日或之後開始之會計期間生效。
[5] 於二零零六年十一月一日或之後開始之會計期間生效。

採納新香港財務報告準則對本集團本會計期間或過往會計期間之業績或財務狀況並無重大影響，因而毋須作出過往期間調整。

附註：—

1. 編製基準

簡明綜合財務報表乃按照香港會計師公會（「香港會計師公會」）所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以重估價值或公允價值計量外，本簡明綜合財務報表乃按歷史成本為編製基礎。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零六年十二月三十一日止年度財務報表所採用的一致。

就涉及購買大量股份而有關投資過往以公平值列賬且公平值變動計入損益中之聯營公司收購事項，過往持有之擁有權權益之累計公平值變動乃分別透過損益及保留溢利撥回。於各項交換交易後，投資公司之損益、投資公司之保留溢利變動及其他股本結餘會分別計入損益、保留溢利或相關之儲備中，以與過往持有之擁有權權益相關者為限。

簡明綜合現金流量表

截至二零零七年六月三十日止六個月

	截至六月三十日止六個月	
	二零零七年 千港元 (未經審核)	二零零六年 千港元 (未經審核)
經營業務之現金流出淨額	**(265,928)**	(103,698)
投資業務		
出售可供出售投資所得款項淨額	**1,434**	41,200
贖回貸款票據所得款項淨額	**–**	39,504
出售一間附屬公司已收按金	–	30,027
已收股息	**6,770**	10,409
其他投資業務	**6,216**	8,017
投資業務之現金流入	**14,420**	129,157
融資業務		
新增其他貸款	**1,721,041**	719,295
償還其他貸款	**(1,446,805)**	(657,877)
已附股息	–	(11,422)
股份購回	**(29,090)**	(35,850)
融資業務之現金流入淨額	**245,146**	14,146
現金及現金等值(減少)增加淨額	**(6,362)**	39,605
外幣滙率轉變之影響	**1,462**	475
期初之現金及現金等值	**58,007**	16,819
期終之現金及現金等值		
代表銀行結餘及現金	**53,107**	56,899



簡明綜合股本權益變動表
截至二零零七年六月三十日止六個月

	本公司權益持有人應佔權益									
	股本	股份溢價	樓宇重估儲備	投資重估儲備	資本贖回儲備	匯兌儲備	保留溢利	小計	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零六年一月一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	-	-	-	310,958	-	-	-	310,958	-	310,958
因換算海外經營所產生之匯兌差異	-	-	-	-	-	475	-	475	-	475
直接於權益確認之淨收入	-	-	-	310,958	-	475	-	311,433	-	311,433
因出售可供出售投資而變現	-	-	-	(26,450)	-	-	-	(26,450)	-	(26,450)
期內溢利	-	-	-	-	-	-	603,396	603,396	-	603,396
期內確認收入總額	-	-	-	284,508	-	475	603,396	888,379	-	888,379
股份購回	(119)	(35,731)	-	-	119	-	(119)	(35,850)	-	(35,850)
已付股息	-	-	-	-	-	-	(11,425)	(11,425)	-	(11,425)
於二零零六年六月三十日	2,856	635,562	1,064	315,012	2,084	945	1,168,513	2,126,036	16,798	2,142,834
於二零零七年一月一日	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
可供出售投資公允價值之變動	-	-	-	32,111	-	-	-	32,111	-	32,111
因換算海外經營所產生之匯兌差異	-	-	-	-	-	1,462	-	1,462	-	1,462
直接於權益確認之淨收入	-	-	-	32,111	-	1,462	-	33,573	-	33,573
因出售可供出售投資而變現	-	-	-	596	-	-	-	596	-	596
期內溢利	-	-	-	-	-	-	528,424	528,424	8,997	537,421
期內確認收入及支出總額	-	-	-	32,707	-	1,462	528,424	562,593	8,997	571,590
出售一間附屬公司	-	-	-	-	-	-	-	-	(16,798)	(16,798)
出售之前已確認為持作買賣之投資之公允價值變動	-	-	-	-	-	-	68,266	68,266	-	68,266
以往持有上聯水泥之權益變動（於附註4說明）	-	-	-	-	-	-	(74)	(74)	-	(74)
股份購回	(63)	(29,027)	-	-	63	-	(63)	(29,090)	-	(29,090)
已付股息	-	-	-	-	-	-	(11,084)	(11,084)	-	(11,084)
於二零零七年六月三十日	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704

簡明綜合資產負債表（續）

	附註	二零零七年 六月三十日 千港元 （未經審核）	二零零六年 十二月三十一日 千港元 （已審核）
流動負債			
應付賬項、應計費用及其他應付款項	14	**134,719**	55,480
客戶訂金及預收款項		**11,363**	31,283
其他借貸	15	**444,336**	170,100
應付税項		**78,349**	15,657
		668,767	272,520
分類為待售資產之相關負債		**–**	60,044
		668,767	332,564
流動資產淨值		**2,086,306**	1,712,692
		2,998,704	2,415,894
資本及儲備			
股本	16	**2,766**	2,829
儲備		**2,986,892**	2,396,218
本公司權益持有人應佔之權益		**2,989,658**	2,399,047
少數股東權益		**9,046**	16,847
權益總額		**2,998,704**	2,415,894

簡明綜合資產負債表

	附註	二零零七年 六月三十日 千港元 (未經審核)	二零零六年 十二月三十一日 千港元 (已審核)
非流動資產			
投資物業	*11*	**84,085**	81,589
物業、廠房及設備	*11*	**3,159**	4,712
預付租賃款項		**1,026**	2,424
於一間聯營公司之權益	*12*	**181,335**	–
可供出售投資		**588,052**	557,375
貸款票據		**51,428**	50,476
可轉換債券		**3,313**	6,626
		912,398	703,202
流動資產			
持作出售之存貨－製成品		**–**	1,471
持作買賣之投資		**2,467,464**	1,690,510
應收賬項、按金及預付款項	*13*	**109,330**	33,708
應收貸款		**121,122**	123,598
可收回税項		**4,050**	3,543
銀行結餘及現金		**53,107**	58,007
		2,755,073	1,910,837
分類為待售之資產		**–**	134,419
		2,755,073	2,045,256

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零七年 千港元 (未經審核)	二零零六年 千港元 (未經審核)
持續經營業務:			
營業額	3	**1,115,705**	512,376
租金收入		**2,294**	1,761
上市投資之股息收入		**6,770**	10,409
應收貸款之利息收入		**6,497**	3,683
投資之溢利淨額	4	**572,584**	617,515
其他收入		**15,494**	9,030
行政支出		**(7,884)**	(22,834)
其他支出		**(339)**	(532)
融資成本	5	**(8,994)**	(3,225)
投資物業之公允價值變動	18	**14,707**	–
應佔一間聯營公司之業績		**609**	–
出售一間聯營公司之溢利		**–**	1,740
除税前溢利		**601,738**	617,547
税項支出	6	**(62,769)**	(9,600)
來自持續經營業務之溢利		**538,969**	607,947
已終止經營業務:			
來自已終止經營業務之期內虧損	7	**(1,548)**	(4,551)
期內溢利	8	**537,421**	603,396
以下應佔:			
本公司權益持有人		**528,424**	603,396
少數股東權益		**8,997**	–
		537,421	603,396
已確認分派之股息	9	**11,084**	11,425
每股盈利	10		
來自持續及已終止經營業務			
一基本		**1.88港元**	2.06港元
來自持續經營業務			
一基本		**1.89港元**	2.07港元

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月之未經審核綜合業績，連同二零零六年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤•關黃陳方會計師行按照香港審閱委聘準則第2410號「由實體獨立核數師執行中期財務資料審閱工作」作出審查，及經本公司之審核委員會審查。



COL Capital Limited
中國網絡資本有限公司

(於百慕達註冊成立之有限公司)
(股份代號 0383)

二零零七年中期報告

END